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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM N-8F

    Application for Deregistration of Certain Registered Investment Companies

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I.   General Identifying Information

1.   Reason fund is applying to deregister

     [_]  Merger
     [_]  Liquidation
     [X]  Abandonment of Registration
     [_]  Election of status as a Business Development Company

2.   Name of fund: Scioto Investment Company

3.   Securities and Exchange Commission File No.: 811-02670

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

     [_]  Initial Application                [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     4561 Lanes End Street, Columbus, Ohio 43220-4254

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     William L. Jordan
     Porter, Wright, Morris & Arthur LLP
     41 South High Street, Columbus, Ohio 43215
     614-227-2096

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 370.31a1, .31a-2]:

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     Richard E. Schafer
     Richard Schafer & Company
     4770 Indianola Ave., Suite 221, Columbus, OH 43214
     614-885-9990

8.   Classification of fund (check only one):

     [X]  Management company;

     [_]  Unit investment trust; or

     [_]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [_]  Open-end             [X]  Closed-end

10.  State law under which the fund was organized or formed: Ohio

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Fifth Third Securities
     Tom Fanta
     21 E. State Street, 8th Floor
     Columbus, OH 43215

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     The Company has never made a public offering of its securities.

13.  If the fund is a unit investment trust ("UIT") provide: Not applicable.

     (a)  Depositor's name(s) and address(es)

     (b)  Trustee's name(s) and address(es)

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

     [_]  Yes                  [X]  No

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

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     [X]  Yes          [_]  No

     If Yes, state the date on which the board vote took place:

     October 1, 2003

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [_]  Yes          [X]  No

     If Yes, state the date on which shareholder vote took place:

     If No, explain

     The Company's shareholders approved a reverse stock split which put the number of shareholders of the Company under one hundred (100). There are eight
(8) remaining shareholders of the Company. The shareholders of the Company approved the reverse stock split on September 26, 2003 and the reverse stock split became effective on September 30, 2003. The remaining shareholders were not notified of the Company's decision to deregister and the remaining shareholders were not given an opportunity to exit the fund before deregistration.

II.  Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [_]  Yes          [_]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

     [_]  Yes          [_]  No

     (c)  Were the distributions made pro rata based on share ownership?

     [_]  Yes          [_]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations Only:

     Were any distributions to shareholders made in kind?

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     [_]  Yes          [_]  No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [_]  Yes          [_]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [_]  Yes          [_]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [_]  Yes          [_]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [_]  Yes          [_]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

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     (c)  Will the remaining assets be invested in securities?

     [_]  Yes             [_]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [_]  Yes             [_]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request for Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
Liquidation:

          (i)   Legal expenses:
          (ii)  Accounting expenses:
          (iii) Other expenses (list and identify separately):
          (iv)  Total expenses (sum of lines (i)-(iii) above):

     (b)  How were those expenses allocated?

     (c)  Who paid those expenses?

     (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [_]  Yes             [_]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [_]  Yes             [X]  No

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     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [X]  Yes                  [_]  No

     If Yes, describe the nature and extent of those activities:

     The Company plans to continue as a management investment company. The Company is relying on Section 3(c)(1) of the Investment Company Act to remain exempt from registration as the Company intends to limit the number of shareholders to less than one hundred (100) and the Company does not presently propose to make a public offering of its securities.

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
Merger: 811-______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

     (d) If the merger of reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Scioto Investment Company, (ii) he or she is the Chairman, President, Chief Executive Officer, Chief Investment Officer, Chief Financial Officer, and Treasurer of Scioto Investment Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                    /s/ Stephen Kellough, (Sr.)
                                                    ----------------------------
                                                    Stephen Kellough, (Sr.)

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